Filed Pursuant to Rule 433

Registration No. 333-208748

September 27, 2016

Final Term Sheet

$25,000,000

6.0% Fixed-to-Floating Rate Subordinated Notes due 2026

Issuer:	First Internet Bancorp (the “Company”), an Indiana corporation

Securities Offered:	6.0% Fixed-to-Floating Rate Subordinated Notes due 2026 (the “Notes”)

Aggregate Principal Amount:	$25,000,000

Rating:

Kroll Bond Rating Agency: BBB-

A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change. Each rating should be evaluated independently of any other rating.

Trade Date:	September 27, 2016

Settlement Date:	September 30, 2016

Final Maturity (if not previously redeemed):	September 30, 2026

Interest Rate:

From and including the original issue date to, but excluding September 30, 2021 a fixed per annum rate of 6.0%, payable quarterly in arrears.

From and including September 30, 2021, through maturity or earlier redemption, a floating per annum rate equal to three-month LIBOR (provided, however, that in the event three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero) plus 485 basis points, payable quarterly in arrears.

Issue Price to Investors:	100%

Interest Payment Dates:	Interest on the Notes will be payable quarterly in arrears on March 30, June 30, September 30 and December 30 of each year. The first interest payment will be made on December 30, 2016.

Day Count Convention:	30/360 to but excluding September 30, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

The Company may, at its option, beginning with the Interest Payment Date of September 30, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:

The Notes may not be redeemed prior to September 30, 2021, except that the Company may redeem the Notes at any time, at its option, in whole or in part, subject to obtaining any required regulatory approvals, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated September 26, 2016.

Ranking:	The Securities will be general unsecured subordinated obligations of the Issuer and will rank equally with all of the Issuer’s other unsecured subordinated obligations from time to time outstanding.

Denomination:	$25 denominations and integral multiples of $25

Listing and Trading Markets:	Application has been made to list the Notes on the NASDAQ Global Market

Purchase Option:

The Company has granted the underwriters the right to purchase an additional $3,750,000 aggregate principal amount of Notes at the public offering price, less the underwriting discount, within 30 days from the date of the final prospectus supplement.

Underwriters’ Discount:	3.15%

Proceeds to the Company (before expenses):	$24,212,500

Use of Proceeds:

The Company intends to use the net proceeds to support the Bank’s organic growth, the pursuit of strategic acquisition opportunities and other general corporate purposes, which may include, among other things, contributing capital to the Bank, reducing or redeeming existing debt, funding loans and purchasing investment securities through the Bank.

CUSIP / ISIN:	320557 200 / US3205572007

Lead Book Running Manager:	Sandler O’Neill + Partners, L.P.

Co-Managers:	American Capital Partners, LLC, Boenning & Scattergood, Inc., R. Seelaus & Co., Inc.,

The Company has filed a shelf registration statement (File No. 333 - 208748) (including a base prospectus) and a related preliminary prospectus supplement dated September 26, 2016 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, and the related preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Company, the Underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.